
05060063


SEC MAIL
RECEIVED
PROCESSING
JUL 05 2005
WASH, D.C.
209
SECTION

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the Year Ended December 31, 2004

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

SHOPKO STORES, INC. SHARED SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

SHOPKO STORES, INC.
700 PILGRIM WAY
GREEN BAY, WISCONSIN 54304

ShopKo Stores, Inc. Shared Savings Plan

Financial Statements for the Years Ended December 31, 2004 and 2003, Supplemental Schedule as of December 31, 2004, and Report of Independent Registered Public Accounting Firm

ShopKo Stores, Inc. Shared Savings Plan

Table of Contents

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Retirement Committee
ShopKo Stores, Inc. Shared Savings Plan
Green Bay, Wisconsin

We have audited the accompanying financial statements of ShopKo Stores, Inc. Shared Savings Plan (the "Plan") as of December 31, 2004, and for the year then ended, listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Wipfli LLP

Wipfli LLP

Green Bay, Wisconsin
June 16, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
ShopKo Stores, Inc. Shared Savings Plan:

We have audited the accompanying statement of net assets available for benefits of ShopKo Stores, Inc. Shared Savings Plan(the "Plan") as of December 31, 2003 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 18, 2004

ShopKo Stores, Inc. Shared Savings Plan

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003

	2004	2003
Assets		
Investments:		
Mutual funds	$287,632,023	$129,451,552
Pooled collective funds	23,992,808	166,409,620
Common stock - ShopKo Stores, Inc.	20,870,622	20,220,341
Participants' loans	6,910,354	6,995,730
Total investments	339,405,807	323,077,243
Receivables:		
Accrued interest and dividends		21,466
Employer contributions	5,348,371	5,409,197
Cash	1,162,812	896,280
Total assets and net assets available for benefits	$345,916,990	$329,404,186

See accompanying notes to financial statements.

ShopKo Stores, Inc. Shared Savings Plan

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2004 and 2003

	2004	2003
Investment income:		
Net appreciation in fair value of investments	$20,658,117	$48,165,888
Interest and dividends	4,018,541	2,547,290
Total investment income	24,676,658	50,713,178
Contributions:		
Employer	12,475,131	12,683,321
Participants	15,535,394	15,183,822
Rollovers	415,604	766,352
Total contributions	28,426,129	28,633,495
Total investment income and contributions	53,102,787	79,346,673
Costs and expenses:		
Benefits paid to participants	36,520,446	22,648,681
Administrative expenses	69,537	36,791
Total costs and expenses	36,589,983	22,685,472
Net increase	16,512,804	56,661,201
Net assets available for benefits, beginning of year	329,404,186	272,742,985
Net assets available for benefits, end of year	$345,916,990	$329,404,186

See accompanying notes to financial statements.

Note 1 Plan Description

The following description of ShopKo Stores, Inc. Shared Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Under provisions of the Plan, all employees of ShopKo Stores, Inc. and its subsidiaries (the "Company"), the Plan sponsor, who are 18 years of age or older and have been employed for three months, are eligible to participate in the Plan. The contributions are limited to the amount deductible for federal income tax purposes. Company profit sharing contributions to the Plan are determined each year at the discretion of the Company's Board of Directors. Company profit sharing contributions are allocated among the participants based on the ratio of each participant's compensation, as defined, to total compensation of all participants for the year, in accordance with Section 415(d) of the Internal Revenue Code. Allocations are made only to participants who met eligibility requirements and 1) are employed on the last day of the Plan year, and had 1,000 compensated hours in the Plan year or 2) terminated their employment by reason of death, disability, normal retirement, or early retirement, which requires ten years of Company service and attainment of at least age 55.

Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Company profit sharing contributions and plan earnings, and charged with withdrawals and an allocation of plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

The Plan allows for employee contributions under Section 401(k) of the Internal Revenue Code under which participants may contribute up to 50% of their recognized compensation, as defined. The Plan provides for an employer matching contribution allocated to eligible participants' accounts. Eligible participants must be at least 20 years old and have worked full time (1,000 hours) for at least one year. The matching contribution for fiscal 2004 and 2003 was equal to 100% of the first 3% and 50% of the next 2% of compensation contributed by the participating employee. Participant contributions and employer matching contributions are 100% vested at all times. Participants currently employed can only withdraw their vested account balances in financial hardship situations.

Note 1 **Plan Description** (Continued)

Participant profit sharing accounts, which relate to profit sharing contributions, are fully vested after the third year of service with a 1,000 hours of service in each year with no vesting prior to that time. In the event of normal retirement at age 65 or thereafter, permanent disability, or death, participants' accounts become 100% vested. The nonvested amounts in terminated participants' accounts are forfeited and allocated to the accounts of the remaining participants, as defined in the Plan agreement.

Participants are permitted to take out loans against their 401(k) and rollover accounts. Loans are subject to the approval of the Retirement Committee. Loans may not exceed the lesser of $50,000 or one-half of the participant's vested total account balance. Loans may not be less than $1,000. The duration of each loan is determined by the participant, up to a maximum of five years, except for 1) Pamida, Inc. ("Pamida") employees who were merged into the Plan and 2) for the purchase of a primary residence. Generally, Pamida employees were allowed loans up to a maximum of ten years under the Pamida plan and the Shared Savings Plan allowed for these loans to continue. Loans for the purchase of a primary residence are allowed up to a maximum of ten years. Loan payments are made together with interest, through payroll deductions. Loans bear interest equal to the prime rate plus 1%, set at date of issuance. The interest rates on current loans outstanding range from 5.0% to 11.5%.

Participants may elect to take an in-service withdrawal from their profit sharing account without being required to request a loan first. An in-service withdrawal may be requested for medical expenses not covered by insurance or to reimburse for expenses caused by natural disasters.

Vested benefits may be withdrawn in a lump sum or retained in the account, at the option of the participant, upon termination or retirement.

Participants direct the investment of their account balances into one or more investment options offered by the Plan.

Note 1 Plan Description (Continued)

Benefits payable which were authorized but not yet paid as of December 31, 2004 and 2003 are not material to the financial statements.

Administrative expenses are paid by the Plan.

Note 2 Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are presented on the accrual basis of accounting.

Investment Valuation and Income Recognition

The current value of investments is determined by the Trustee based on the closing market prices, if available, at fiscal year-end. For those investments that have no quoted market price, current value represents estimated fair value, as determined by the Trustee. The Plan's investment in the pooled collective fund that in turn holds investment contracts are valued at the contract value of the underlying investment contracts, which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay administrative expenses.

The Plan invests in various securities including common stock, mutual funds and pooled collective funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is accrued as earned.

Note 2 Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Note 3 Plan Termination

Although the Company has not expressed an intent to discontinue the Plan, it may do so at any time subject to provisions set forth in the Employee Retirement Income Security Act of 1974. In the event of termination of the Plan, participants would become fully vested in their accounts, and the assets of the Plan would be distributed to the participants based on each individual participant's interest in the Plan.

Note 4 Trustee and Administration of the Plan

Effective July 1, 2004, the Retirement Committee appointed as trustee and record keeper, State Street Bank and Trust Company. Certain Plan investments were managed by State Street Bank and Trust Company and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for investment management services were included as a reduction of the return earned on such investments.

Through June 30, 2004, the Retirement Committee appointed as trustee and record keeper, American Express Trust Company, a wholly-owned subsidiary of American Express Financial Corporation, which is a wholly-owned subsidiary of American Express Company. Certain Plan investments were managed by American Express and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for investment management services were included as a reduction of the return earned on such investments.

Note 5 Investments

The market value of investments that individually exceed 5% or more of the Plan's net assets available for benefits at December 31, 2004 and 2003, are as follows:

	2004	2003
Smith Barney Large Cap Growth Fund	$56,036,432	
SSGA Stable Value Par Fund*	54,625,159	
SSGA S&P 500 Index Fund*	33,997,915	
Barclays LP 2010 Fund	30,705,430	
Templeton Foreign Fund	27,598,164	24,661,507
Calamos Growth Fund	22,736,496	
Common Stock - ShopKo Stores, Inc.*	20,870,622	20,220,341
AETC Stable Capital Fund II*	23,992,808	81,198,414
Heartland Value Fund	21,530,727	17,518,323
AXP New Dimensions Fund*		66,462,836
AET Equity Index I Fund*		32,976,176
AET Horizon Medium-Term Fund*		30,369,174
AET Midcap Growth II Fund*		18,127,491

*Party-in-interest

Note 5 **Investments** (Continued)

During the years ended December 31, 2004 and 2003, net appreciation (depreciation) of the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) is as follows:

	2004	2003
AXP New Dimensions Fund*	($40,224)	$12,982,007
Templeton Foreign Fund	3,775,553	5,278,334
AETC Stable Capital Fund II*	2,379,621	3,685,403
Common Stock - ShopKo Stores, Inc.*	5,005,968	4,197,310
AET Midcap Growth II Fund*	533,675	3,360,863
AET Equity Index I Fund*	1,092,488	7,176,737
AET Horizon Medium - Term Fund*	459,959	4,107,463
Pimco Total Return Fund	(30,762)	31,343
Alliancebern Growth Income Fund	91,596	772,762
Heartland Value Fund	(717,319)	4,497,083
Brown Capital Management Small Co Fund	(121,472)	1,336,872
Artisan International Investor Fund	110,480	406,155
AET Horizon Short-Term Fund*	3,398	53,608
AET Horizon Long-Term Fund*	32,051	279,948
Dodge & Cox Stock Fund	1,005,537	
Dodge & Cox Income Fund	120,329	
Smith Barney Large Cap Growth Fund	(210,060)	
SSGA S&P 500 Index Fund*	2,621,419	
SSGA Stable Value Par*	465,678	
Calamos Growth Fund	1,928,308	
Barclays LP 2010 Fund	1,100,090	
Barclays LP 2020 Fund	182,445	
Barclays LP 2030 Fund	130,860	
Barclays LP 2040 Fund	42,785	
Barclays Income Fund	17,503	
William Blair International Growth Fund	678,211	
Net appreciation (depreciation)	$20,658,117	$48,165,888

*Party-in-interest

Note 6 Tax Status

The Plan obtained its latest determination letter on October 23, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Retirement Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Note 7 Reconciliation of Financial Statements to Form 5500

For purposes of completing the Company's 2003 Form 5500, certain past due participant loans are deemed to be distributions. Accordingly, the balances reported for participants' loans and benefits paid to participants are reported at different amounts from those in the financial statements.

The following is a reconciliation of participants' loans per the financial statements at December 31, 2004 and 2003 to Form 5500:

	2004	2003
Participants' loans per the financial statements	$6,910,354	$6,995,730
Deemed distributed loans		(187,155)
Participants' loans per the Form 5500	$6,910,354	$6,808,575

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2004 and 2003 to Form 5500:

	2004	2003
Benefits paid to participants per the financial statements	$36,520,446	$22,648,681
Deemed distributed loans	(187,155)	187,155
Benefits paid to participants per the Form 5500	$36,333,291	$22,835,836

Supplemental Schedule

ShopKo Stores, Inc. Shared Savings Plan

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares or Face Value	Fair Value
Common Stock	ShopKo Stores, Inc.*	1,117,271	$20,870,622
Mutual Funds	Templeton Foreign Fund	2,243,753	27,598,165
	Heartland Value Fund	432,257	21,530,727
	Brown Capital Management Small Co Fund	202,691	6,040,201
	Dodge & Cox Stock Fund	97,802	12,735,724
	Dodge & Cox Income Fund	654,700	8,406,352
	Smith Barney Large Cap Growth Fund	2,493,833	56,036,432
	SSGA S&P 500 Index Fund*	1,611,199	33,997,915
	SSGA Stable Value Par*	7,730,257	54,625,159
	Calamos Growth Fund	429,152	22,736,496
	Barclays LP 2010 Fund	2,410,159	30,705,430
	Barclays LP 2020 Fund	155,722	2,365,421
	Barclays LP 2030 Fund	252,943	3,761,261
	Barclays LP 2040 Fund	27,796	473,362
	Barclays LP Income Fund	86,666	968,921
	William Blair International Growth Fund	255,793	5,650,457
	Total mutual funds		287,632,023
Pooled Collective Funds	AETC Stable Capital Fund II		23,992,808
Participants' Loans*	5.0% to 11.5%	6,910,354	6,910,354
	Total assets (held at end of year)		$339,405,807

*Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the ShopKo Stores, Inc. Shared Savings Plan Retirement Committee, have duly caused this annual report to be signed by the undersigned there upon duly authorized.

SHOPKO STORES, INC. SHARES SAVINGS PLAN
(Name of Plan)

Date: June 27, 2005

By: 
Peter Vandenhouten
ShopKo Stores, Inc. Shared Savings Plan
Retirement Committee Chairman

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-58584 and 333-53577 of ShopKo Stores, Inc. on Form S-8 of our reported dated June 16, 2005, appearing in this Annual Report on Form 11-K of ShopKo Stores, Inc. Shared Savings Plan for the year ended December 31, 2004.

Wipfli LLP

Wipfli LLP
Green Bay, Wisconsin
June 27, 2005

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-58584 and No. 333-53577 of ShopKo Stores, Inc. on Form S-8 of our report dated June 18, 2004, appearing in this Annual Report on Form 11-K of ShopKo Stores, Inc. Shared Savings Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

Milwaukee, Wisconsin
June 27, 2005